082-04052

MM
KARTON AG

Mayr-Melnhof Karton AG

- Long-term continuity of earnings strength reaffirmed
- High capacity utilization and positive volume development in both divisions
- Encouraging growth in sales and operating profit
- Significant rise in raw materials costs calls for price increase
- Good prospects for 3rd quarter

Half-year Financial Report

2010

Mayr-Melnhof Group Key Indicators

(according to IFRS for interim financial reporting, unaudited)

	1st - 2nd Quarter		
(consolidated, in millions of EUR)	Jan. 1 - Jun. 30, 2010	Jan. 1 - Jun. 30, 2009	+/-
Sales	863.0	769.4	+12.2 %
EBITDA	107.7	112.0	-3.8 %
EBITDA margin (%)	12.5 %	14.6 %	
Operating profit	77.6	70.2	+10.5 %
Operating margin (%)	9.0 %	9.1 %	
Profit before tax	67.5	70.7	-4.5 %
Income tax expense	(18.6)	(18.8)	
Profit for the period	48.9	51.9	-5.8 %
Net profit margin (%)	5.7 %	6.7 %	
Basic and diluted earnings per share (in EUR)	2.37	2.40	
Cash earnings	83.4	94.1	-11.4 %
Cash earnings margin (%)	9.7 %	12.2 %	
Capital expenditures	40.0	28.5	+40.4 %
Depreciation and amortization	39.3	43.4	-9.4 %

	Balance sheet date	
	Jun. 30, 2010	Dec. 31, 2009
Total equity (in millions of EUR)	929.3	964.3
Total assets (in millions of EUR)	1,368.1	1,391.8
Total equity to total assets (%)	67.9 %	69.3 %
Net liquidity (in millions of EUR)	215.9	288.7
Enterprise value (in millions of EUR)	1,480.1	1,542.2
Employees	7,901	8,112

Group Report

Dear Shareholders,

Your Company succeeded in benefiting from the temporary recovery that the economy demonstrated in the first half-year 2010. Capacities in both cartonboard production and folding carton manufacturing were utilized almost to the full. The distinct growth in volume was, however, accompanied by significant price increases in the procurement markets. Thus it was only possible to gradually pass on these price increases to our end customers. Thanks to the high level of productivity and cost-efficiency, the Group managed however to confirm its sustained earnings power in the first half of the 2010 business year.

There is no indication that any reversal of trend in the dynamic volume development will occur during the third quarter of the year. It will remain our priority to pass on increasing input costs to end consumers, as it is no longer possible to offset them by higher volumes given that capacity is already fully utilized.

Income statement

Consolidated sales of the Group increased by 12.2 % and amounted to EUR 863.0 million, i.e. EUR 93.6 million more than in the same period last year (1st half of 2009: EUR 769.4 million). This increase is mainly due to the significant volume growth in both divisions.

Consolidated sales by destination (according to IFRS for interim financial reporting, unaudited)

	1st - 2nd Quarter	
(in %)	**Jan. 1 - Jun. 30, 2010**	Jan. 1 - Jun. 30, 2009
Western Europe	**68.3 %**	71.4 %
Eastern Europe	**24.2 %**	21.9 %
Asia	**3.6 %**	2.3 %
Other	**3.9 %**	4.4 %
Total	**100.0 %**	**100.0 %**

The operating profit was improved by 10.5 % or EUR 7.4 million to reach EUR 77.6 million. The Group managed to compensate the significant increase in input factor prices - particularly fibers - to a large extent by volume growth in the first half-year. Consequently, the development of the operating margin of the Group remained stable at 9.0 % (1st half of 2009: 9.1 %).

In line with the lower interest level, financial income dropped from EUR 5.7 million to EUR 1.2 million, and financial expenses were reduced from EUR -2.8 million to EUR -1.1 million.

Non-recurring expenses incurred in the course of the disposal of businesses amounted to EUR 7.9 million and are mainly due to the discontinuation of cartonboard production and the sale of Karton Deisswil AG, Switzerland.
Consequently, the profit before tax was 4.5 % lower than last year and amounted to EUR 67.5 million (1st half of 2009: EUR 70.7 million).

At EUR 18.6 million, income tax expense remained more or less at last year's level (1st half of 2009: EUR 18.8 million), which led to a slight increase of the effective Group tax rate from 26.6 % to 27.6 %.

The profit for the period reached EUR 48.9 million compared to EUR 51.9 million in the first half year of 2009. With a basic weighted average of 20,151,812 shares outstanding, the earnings per share amount to EUR 2.37 (1st half of 2009: EUR 2.40).

Assets, capital and liquid funds

As of June 30, 2010, the Group's total equity amounted to EUR 929.3 million compared to EUR 964.3 million at the end of 2009. The difference results mainly from the profit for the period on the one hand and the dividend payment of EUR 34.0 million for the 2009 business year as well as repurchase of shares in the amount of EUR 66.3 million on the other.

Interest-bearing financial liabilities remained almost unchanged at EUR 65.6 million (December 31, 2009: EUR 67.8 million). While financial liabilities at the end of the 2009 business year had been predominantly non-current, they were mostly current in character after the first six months of 2010. Total funds available to the Group - mainly invested in fixed-term deposits - amounted to EUR 281.5 million (December 31, 2009: EUR 356.5 million), resulting in a net liquidity of the Group of EUR 215.9 million as of June 30, 2010 (December 31, 2009: EUR 288.7 million). At EUR 609.2 million, non-current assets were slightly higher than at the end of the 2009 business year (December 31, 2009: EUR 606.1 million). The drop in current assets from EUR 785.7 million to EUR 758.9 million was mainly due to the reduction in cash and cash equivalents after the acquisition of treasury shares and payment of dividends.

In January 2010, the Group acquired 1,120,000 own shares and thus increased its stock holding to 2,015,260 shares. In line with the resolution taken at the 16th Ordinary Shareholders' Meeting, 2 million own shares were cancelled in the course of a simplified reduction of share capital as of June 17, 2010. Hence, the Group owns 15,260 own shares as of June 30, 2010 which corresponds to 0.08 % of the share capital.

Cash flow development

Cash flow from operating activities was EUR 64.2 million compared to EUR 78.2 million in the first half of the previous year. This change resulted primarily from the increase in working capital due to a higher business volume.

Due to higher net payments for the acquisition of tangible assets, the cash flow from investing activities increased from EUR -24.6 million to EUR -37.3 million. The focus of investment was on technological modernization in both divisions and on the development of MM Packaging Tehran.

Cash flow from financing activities increased from EUR -65.1 million to EUR -104.9 million, mainly due to higher expenditure for the acquisition of own shares.

Development in the second quarter

Ongoing high capacity utilization and continued increase of raw materials costs characterized the business during the second quarter of 2010.

At 98 % MM Karton's capacity utilization was again at a very high level (1Q 2010: 97 %; 2Q 2009: 88 %). Following the discontinuation of Karton Deisswil, the capacity of the division was reduced, so that sales and tonnage produced in the amount of EUR 207.4 million and 381,000 tons respectively were below those of the first quarter (1Q 2010: EUR 219.9 million; 404,000 tons). The operating margin, however, increased from 5.5 % to 6.3 % (2Q 2009: 7.8 %). The increase in cartonboard price implemented until the end of the quarter has not yet shown any significant effect on this, as fiber costs have been increasing simultaneously.

Rising input prices and the decrease in volume compared to the previous quarter reduced the operating margin of MM Packaging to 10.0 % (1Q 2010: 11.2 %; 2Q 2009: 8.8 %).

The operating profit of the Group amounted to EUR 37.4 million and was also slightly below the first quarter (1Q 2010: EUR 40.2 million; 2Q 2009: EUR 34.5 million). The operating margin leveled at 8.8 % (1Q 2010: 9.2 %; 2Q 2009: 9.0 %).

Taking non-recurring expenses from the sale of Karton Deisswil in the amount of EUR 7.9 million into consideration, a profit for the period of EUR 21.1 million (1Q 2010: EUR 27.8 million; 2Q 2009: EUR 25.4 million) was nevertheless achieved.

Further information

Discontinuation of production and sale of Karton Deisswil AG

At the end of May 2010, MM Karton sold its entire shares in Karton Deisswil AG to a regional group of Swiss investors, and production of cartonboard remains permanently discontinued.

Mayr-Melnhof Packaging acquires the largest folding carton manufacturer in Chile

In early June 2010, MM Packaging made the first step into Latin America and acquired a 70 % share in Marinetti S.A. in Santiago de Chile. The transaction will be concluded after various conditions precedent will have been met.

Outlook

The temporary economic recovery is reflected in the high order intake by the European cartonboard industry and the good utilization within the European folding carton industry.

Based on the current order volume, the MM Group can expect a high degree of capacity utilization and good development of volumes also in the third quarter of the 2010 business year.

Parallel to the dynamic demand, the rise in prices on the procurement markets, especially for fibers, chemicals and logistics, is gaining momentum. Higher cartonboard prices are again required.

With regard to cartonboard processing this means that past and future cost increases will have to be passed on to end consumers promptly.

From a current perspective, we expect to be able to maintain the Group's earnings strength also in the third quarter, while no estimates for the rest of the year can be given yet. A strong focus will be on ensuring that we respond immediately to any signs of change in the economic environment.

Divisions

MM KARTON

The development of the European and international cartonboard markets in the first six months of 2010 was characterized by solid demand and replenishment of stock, which had been dramatically reduced last year. Against this background, the average order backlog of MM Karton increased significantly to reach 169,000 tons, compared to 38,000 tons in the first half of the 2009 business year.

In line with the good demand situation, prices on the procurement markets - in particular the prices of recovered paper and pulp - also showed a distinct upward trend. It was, however, not possible to implement the announced increases in the price of cartonboard before the end of the first quarter, when the order backlog had considerably improved. The higher input costs have therefore only partly been compensated due to continued cost inflation.

In line with the sound order intake, capacities of MM Karton were utilized to approximately 97 % in the first six months of 2010 (1st half of 2009: 85 %), which corresponds to a tonnage produced of 785,000 tons and an increase of 9.5 % compared to the same period last year (1st half of 2009: 717,000 tons).

Cartonboard sold in the amount of 802,000 tons means an increase of 14.7 %, which is also distinctly above last year's volume (1st half of 2009: 699,000 tons). Some 82 % of production was sold in Europe and 18 % outside Europe (1st half of 2009: 80 %; 20 %).

Sales increased by 16.1 % from EUR 367.9 million to EUR 427.3 million, mainly due to higher volume. The operating profit reached EUR 25.2 million and thus came in just slightly below last year's result (1st half of 2009: EUR 26.1 million), which was chiefly attributable to the rapid increase in fiber costs.

The operating margin leveled at 5.9 % compared to 7.1 % in the first six months of 2009.

Divisional indicators MM Karton (according to IFRS for interim financial reporting, unaudited)

	1st - 2nd Quarter		
(in millions of EUR)	**Jan. 1 - Jun. 30, 2010**	Jan. 1 - Jun. 30, 2009	+/-
Sales[1]	**427.3**	367.9	+16.1 %
Operating profit	**25.2**	26.1	-3.4 %
Operating margin (%)	**5.9 %**	7.1 %	
Tonnage sold (in thousands of tons)	**802**	699	+14.7 %
Tonnage produced (in thousands of tons)	**785**	717	+9.5 %

[1] including interdivisional sales

MM PACKAGING

Temporary economic recovery in some major European economies as well as inventory build-up along the entire supply-chain triggered a gradual strengthening in the demand for folding carton in Europe during the first six months of 2010. In addition, extended delivery times for cartonboard caused exerted tension on the market.

Intense price competition is continuing and translates into an increasing pressure on margins, especially given the rise in cartonboard prices.

MM Packaging plants were generally able to stand their ground even in these challenging framework conditions. Passing on the increase in cartonboard price to our customers and gaining new business will remain the major challenges also in the months to come.

MM Packaging succeeded in increasing the tonnage processed by 7.4 % from 310,000 tons to 333,000 tons.

Parallel to the higher volume, sales picked up as well, reaching EUR 494.7 million. This corresponds to a rise by 6.7 % compared to the same period last year (1st half of 2009: EUR 463.5 million).

Due to the improvement in cost efficiency, the division was able to achieve a growth of 18.8 % in the operating profit to reach EUR 52.4 million (1st half of 2009: EUR 44.1 million) which was disproportionately high compared to sales.

Consequently, the operating margin came up from 9.5 % to 10.6 %.

Divisional indicators MM Packaging (according to IFRS for interim financial reporting, unaudited)

	1st - 2nd Quarter		
(in millions of EUR)	**Jan. 1 - Jun. 30, 2010**	Jan. 1 - Jun. 30, 2009	+/-
Sales[1]	**494.7**	463.5	+6.7 %
Operating profit	**52.4**	44.1	+18.8 %
Operating margin (%)	**10.6 %**	9.5 %	
Tonnage processed (in thousands of tons)	**333**	310	+7.4 %

[1] including interdivisional sales

Consolidated Balance Sheets

(according to IFRS for interim financial reporting, unaudited)

(all amounts in thousands of EUR)	Notes	End of 2nd Quarter Jun. 30, 2010	Year-end Dec. 31, 2009
ASSETS			
Property, plant and equipment	3	529,486.1	524,948.3
Intangible assets including goodwill	3	62,488.6	62,691.4
Available-for-sale financial assets		3,286.0	3,203.7
Other financial assets		5,072.6	5,323.1
Deferred income taxes		8,849.4	9,941.0
Non-current assets		**609,182.7**	**606,107.5**
Inventories		215,655.5	209,398.0
Trade receivables		233,803.8	185,281.4
Income tax receivables		7,954.3	12,134.6
Prepaid expenses and other current assets		23,262.2	25,657.0
Cash and cash equivalents		278,217.5	353,251.7
Current assets		**758,893.3**	**785,722.7**
TOTAL ASSETS		**1,368,076.0**	**1,391,830.2**
EQUITY AND LIABILITIES			
Share capital		80,000.0	88,000.0
Additional paid-in capital		176,453.4	168,453.4
Treasury shares	5	(903.8)	(53,041.7)
Retained earnings		661,499.9	766,220.9
Other reserves		(13,923.5)	(28,029.0)
Equity attributable to shareholders of the Company		**903,126.0**	**941,603.6**
Minority interests		26,209.8	22,741.8
Total equity		**929,335.8**	**964,345.4**
Interest-bearing financial liabilities	6	10,019.6	43,057.7
Provisions for other non-current liabilities and charges		75,424.8	75,909.8
Deferred income taxes		18,057.5	26,234.8
Non-current liabilities		**103,501.9**	**145,202.3**
Interest-bearing financial liabilities	6	55,561.0	24,768.1
Liabilities and provisions for income taxes		10,359.8	11,772.7
Trade liabilities		141,049.2	129,111.9
Deferred income and other current liabilities		40,617.0	39,122.5
Provisions for other current liabilities and charges		87,651.3	77,507.3
Current liabilities		**335,238.3**	**282,282.5**
Total liabilities		**438,740.2**	**427,484.8**
TOTAL EQUITY AND LIABILITIES		**1,368,076.0**	**1,391,830.2**

Consolidated Income Statements

(according to IFRS for interim financial reporting, unaudited)

	2nd Quarter		1st - 2nd Quarter	
(all amounts in thousands of EUR, except per share data)	**Apr. 1 - Jun. 30, 2010**	Apr. 1 - Jun. 30, 2009	**Jan. 1 - Jun. 30, 2010**	Jan. 1 - Jun. 30, 2009
Sales	**423,843.1**	385,372.6	**863,037.0**	769,395.9
Cost of sales	**(334,129.8)**	(299,424.7)	**(678,654.7)**	(598,462.9)
Gross margin	**89,713.3**	**85,947.9**	**184,382.3**	**170,933.0**
Other operating income	**2,992.5**	2,246.0	**5,396.3**	7,389.7
Selling and distribution expenses	**(37,669.5)**	(35,207.7)	**(76,574.9)**	(71,567.1)
Administrative expenses	**(17,660.9)**	(18,477.7)	**(35,500.0)**	(36,434.1)
Other operating expenses	**(24.4)**	(21.0)	**(122.8)**	(120.8)
Operating profit	**37,351.0**	**34,487.5**	**77,580.9**	**70,200.7**
Gain and loss from disposal of businesses	**(7,859.6)**	0.0	**(7,859.6)**	0.0
Financial income	**476.0**	2,601.3	**1,240.6**	5,720.1
Financial expenses	**(450.7)**	(1,211.5)	**(1,073.8)**	(2,760.3)
Other income (expenses) - net	**(994.7)**	(1,352.9)	**(2,413.0)**	(2,431.8)
Profit before tax	**28,522.0**	**34,524.4**	**67,475.1**	**70,728.7**
Income tax expense	**(7,413.8)**	(9,151.0)	**(18,562.2)**	(18,875.2)
Profit for the period	**21,108.2**	**25,373.4**	**48,912.9**	**51,853.5**
Attributable to:				
Shareholders of the Company	**20,751.5**	24,795.4	**47,728.6**	50,919.5
Minority interests	**356.7**	578.0	**1,184.3**	934.0
Profit for the period	**21,108.2**	**25,373.4**	**48,912.9**	**51,853.5**
Earnings per share for the profit attributable to the shareholders of the Company during the period:				
Basic and diluted earnings per share (in EUR)	**1.04**	1.17	**2.37**	2.40

Consolidated Comprehensive Income Statements

(according to IFRS for interim financial reporting, unaudited)

	2nd Quarter		1st - 2nd Quarter	
(all amounts in thousands of EUR)	Apr. 1 - Jun. 30, 2010	Apr. 1 - Jun. 30, 2009	Jan. 1 - Jun. 30, 2010	Jan. 1 - Jun. 30, 2009
Profit for the period	**21,108.2**	**25,373.4**	**48,912.9**	**51,853.5**
Profit (loss) directly recognized in equity:				
Valuation of financial assets	(21.3)	(590.1)	(47.6)	(923.4)
Foreign currency translations	7,119.5	3,886.6	17,820.7	(1,945.3)
Total profit (loss) directly recognized in equity – net:	**7,098.2**	**3,296.5**	**17,773.1**	**(2,868.7)**
Total profit for the period	**28,206.4**	**28,669.9**	**66,686.0**	**48,984.8**
Attributable to:				
Shareholders of the Company	26,307.9	27,837.3	61,834.1	49,695.5
Minority interests	1,898.5	832.6	4,851.9	(710.7)
Total profit for the period	**28,206.4**	**28,669.9**	**66,686.0**	**48,984.8**

Consolidated Statements of Changes in Equity

(condensed version according to IFRS for interim financial reporting, unaudited)

		1st - 2nd Quarter							
		Equity attributable to shareholders of the Company							
(all amounts in thousands of EUR)	Notes	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves[1]	Total	Minority interests	Total equity
Balance at January 1, 2010		**88,000.0**	**168,453.4**	**(53,041.7)**	**766,220.9**	**(28,029.0)**	**941,603.6**	**22,741.8**	**964,345.4**
Total profit for the period					47,728.6	14,105.5	**61,834.1**	4,851.9	**66,686.0**
Dividends paid	5				(33,974.1)		**(33,974.1)**	(702.8)	**(34,676.9)**
Business combinations and dispositions							**0.0**	(681.1)	**(681.1)**
Purchase of treasury shares at cost	5			(66,337.6)			**(66,337.6)**		**(66,337.6)**
Cancellation of treasury shares	5	(8,000.0)	8,000.0	118,475.5	(118,475.5)		**0.0**		**0.0**
Balance at June 30, 2010		**80,000.0**	**176,453.4**	**(903.8)**	**661,499.9**	**(13,923.5)**	**903,126.0**	**26,209.8**	**929,335.8**
Balance at January 1, 2009		**88,000.0**	**168,453.4**	**(43,508.7)**	**708,225.2**	**(29,325.6)**	**891,844.3**	**21,806.4**	**913,650.7**
Total profit for the period					50,919.5	(1,224.0)	**49,695.5**	(710.7)	**48,984.8**
Dividends paid					(36,133.0)		**(36,133.0)**	(920.2)	**(37,053.2)**
Purchase of treasury shares at cost				(243.0)			**(243.0)**		**(243.0)**
Balance at June 30, 2009		**88,000.0**	**168,453.4**	**(43,751.7)**	**723,011.7**	**(30,549.6)**	**905,163.8**	**20,175.5**	**925,339.3**

[1] Other reserves comprise the profit (loss) directly recognized in equity from the valuation of available-for-sale financial assets and foreign currency translations.

Consolidated Cash Flow Statements

(condensed version according to IFRS for interim financial reporting, unaudited)

(all amounts in thousands of EUR)	Notes	1st - 2nd Quarter **Jan. 1 - Jun. 30, 2010**	 Jan. 1 - Jun. 30, 2009
Cash flow from operating activities	7	64,232.4	78,174.3
Cash flow from investing activities		(37,306.1)	(24,626.0)
Cash flow from financing activities		(104,950.1)	(65,076.2)
Effect of exchange rate changes on cash and cash equivalents		2,989.6	176.0
Net change in cash and cash equivalents		**(75,034.2)**	**(11,351.9)**
Cash and cash equivalents at the beginning of the period		353,251.7	189,786.4
Cash and cash equivalents at the end of the period		**278,217.5**	**178,434.5**
Adjustments to reconcile cash and cash equivalents to total funds available to the Group:			
Current and non-current available-for-sale financial assets		3,286.0	155,589.6
Total funds available to the Group		**281,503.5**	**334,024.1**

Notes to the Consolidated Half-year Financial Statements

(1) General

These condensed consolidated half-year financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries have been prepared in accordance with IFRS for interim financial reporting as adopted by the European Union and were neither voluntarily audited nor reviewed by an auditor.

The present condensed consolidated half-year financial statements have been prepared using the same accounting principles as for the consolidated financial statements as of December 31, 2009. The amendments to existing standards as published in the Official Journal of the European Union and effective since January 1, 2010 have not shown significant impact on the Group's financial statements and financial position.

(2) Disposal of businesses

In the second quarter of 2010 the division MM Karton sold its 100 % stake in Karton Deisswil AG, Switzerland. The production of cartonboard remains discontinued. Furthermore, the majority interest of 66.67 % in WÜRO Papierverwertung GmbH & Co KG, Germany, a company in the business of recovered paper collection, was sold. These disposals of businesses result in total expenses before tax amounting to thous. EUR 7,859.6.

(3) Development of fixed assets

The Group spent a total of thous. EUR 40,000.6 (1st half of 2009: thous. EUR 28,523.7) on acquiring property, plant and equipment and intangible assets in the first half-year 2010.

Depreciation and amortization on "Property, plant and equipment" and "Intangible assets including goodwill" amounted to thous. EUR 39,268.0 (1st half of 2009: thous. EUR 43,410.2).

Net book values of "Property, plant and equipment" and "Intangible assets including goodwill" are composed as follows:

(all amounts in thousands of EUR)	End of 2nd Quarter Jun. 30, 2010	Year-end Dec. 31, 2009
Lands, similar land rights and buildings	215,762.6	221,354.2
Technical equipment and machines	243,380.0	256,840.3
Other equipment, fixtures and fittings	28,295.7	28,641.7
Payments on account and construction in progress	42,047.8	18,112.1
Property, plant and equipment	**529,486.1**	**524,948.3**

(all amounts in thousands of EUR)	End of 2nd Quarter Jun. 30, 2010	Year-end Dec. 31, 2009
Concessions, licenses and similar rights, and payments on account	3,006.9	3,214.2
Goodwill	53,439.1	52,978.4
Other intangible assets	6,042.6	6,498.8
Intangible assets including goodwill	**62,488.6**	**62,691.4**

(4) Purchase commitments

On June 30, 2010 purchase obligations for fixed assets regarding planned capital expenditures maturing within one year amounted to thous. EUR 21,104.1 (December 31, 2009: thous. EUR 16,855.8).

(5) Equity

SHARE REPURCHASE PROGRAM

The 14th Ordinary Shareholders' Meeting held on May 7, 2008 authorized the Management Board to repurchase treasury shares on or outside the stock exchange up to and including November 7, 2010. The share repurchase program limits the maximum repurchase volume to 10 % of the capital stock of Mayr-Melnhof Karton AG. In the first half-year 2010, the Group has repurchased 1,120,000 own shares for thous. EUR 66,337.6. Therefore, the Group held 2,015,260 own shares before cancellation which was equivalent to 9.16 % of the capital stock. On June 17, 2010, the cancellation of 2,000,000 treasury shares took place. As of June 30, 2010, the Group held 15,260 treasury shares, which is equivalent to 0.08 % of the capital stock. All transactions are published on the Internet at www.mayr-melnhof.com.

CANCELLATION OF TREASURY SHARES

The 16th Ordinary Shareholders' Meeting of Mayr-Melnhof Karton AG held on April 28, 2010 has resolved on a simplified reduction of the Company's share capital from thous. EUR 88,000.0 to thous. EUR 80,000.0 by cancellation of 2 million treasury shares in the pro rata amount of thous. EUR 8,000.0 of the share capital. On June 10, 2010 the entry into the company register at the commercial court in Vienna has been affected. On June 17, 2010 the cancellation of 2 million treasury shares took place. Subsequently the Company's share capital amounts to thous. EUR 80,000.0 and is divided into 20,000,000 no-par bearer shares.

DIVIDEND

A dividend of EUR 1.70 per voting share was resolved for the year 2009 (2008: EUR 1.70) and was due on May 11, 2010. By June 30, 2010 the Group distributed to the shareholders a total of thous. EUR 33,974.1 (June 30, 2009: thous. EUR 36,133.0).

(6) Financial liabilities

Financial liabilities of the Group are as follows:

(all amounts in thousands of EUR)	**End of 2nd Quarter Jun. 30, 2010**	Year-end Dec. 31, 2009
Non-current interest-bearing financial liabilities	10,019.6	43,057.7
Current interest-bearing financial liabilities	55,561.0	24,768.1
Interest-bearing financial liabilities	**65,580.6**	**67,825.8**

(7) Cash flow from operating activities

The cash flow from operating activities and income taxes paid are as follows:

	1st - 2nd Quarter	
(all amounts in thousands of EUR)	**Jan. 1 - Jun. 30, 2010**	Jan. 1 - Jun. 30, 2009
Cash flow provided by operating activities excluding interest and taxes paid	84,937.6	94,856.3
Income taxes paid	(20,705.2)	(16,682.0)
Cash flow from operating activities	**64,232.4**	**78,174.3**

(8) Disclosure on transactions with related parties

In the first half-year 2010 and 2009 no material business transactions were concluded between the Group and related parties. Transactions are carried out on an arm's length basis. Sales, receivables and payables are not of material significance.

(9) Segment reporting information

The Group's operating segments can be illustrated as follows:

	1st - 2nd Quarter 2010			
(all amounts in thousands of EUR)	MM Karton	MM Packaging	Eliminations	**Consolidated**
Sales to external customers	369,161.0	493,876.0	0.0	863,037.0
Intersegment sales	58,231.0	898.5	(59,129.5)	0.0
Total sales	**427,392.0**	**494,774.5**	**(59,129.5)**	**863,037.0**
Operating profit	25,259.3	52,321.6	0.0	77,580.9

	1st - 2nd Quarter 2009			
(all amounts in thousands of EUR)	MM Karton	MM Packaging	Eliminations	**Consolidated**
Sales to external customers	306,685.4	462,710.5	0.0	769,395.9
Intersegment sales	61,203.7	744.4	(61,948.1)	0.0
Total sales	**367,889.1**	**463,454.9**	**(61,948.1)**	**769,395.9**
Operating profit	26,026.1	44,174.6	0.0	70,200.7

(10) Subsequent events

No events that require disclosure took place between the balance sheet date June 30, 2010 and the publication approval on August 16, 2010.

Statement of the Management Board

according to section 87 of the Austrian Stock Exchange Act

We confirm to the best of our knowledge that the condensed interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group management report gives a true and fair view of important events that have occurred during the first six months of the financial year and their impact on the condensed interim financial statements, of the principal risks and uncertainties for the remaining six months of the financial year as well as of the major related party transactions to be disclosed.

Vienna, August 17, 2010

The Management Board

Wilhelm Hörmanseder m.p.
Chairman of the Management Board

Andreas Blaschke m.p.
Member of the Management Board

Franz Rappold m.p.
Member of the Management Board

Oliver Schumy m.p.
Member of the Management Board

Quarterly Overview

(according to IFRS for interim financial reporting, unaudited)

Mayr-Melnhof Group

(consolidated, in millions of EUR)	1st Quarter 2009	2nd Quarter 2009	3rd Quarter 2009	4th Quarter 2009	**1st Quarter 2010**	**2nd Quarter 2010**
Sales	384.0	385.4	417.1	415.0	**439.2**	**423.8**
EBITDA	57.9	54.1	60.4	57.3	**58.9**	**48.8**
EBITDA margin (%)	15.1 %	14.0 %	14.5 %	13.8 %	**13.4 %**	**11.5 %**
Operating profit	35.7	34.5	39.9	39.8	**40.2**	**37.4**
Operating margin (%)	9.3 %	9.0 %	9.6 %	9.6 %	**9.2 %**	**8.8 %**
Profit before tax	36.2	34.5	39.5	22.2	**39.0**	**28.5**
Income tax expense	(9.7)	(9.1)	(11.1)	(5.1)	**(11.2)**	**(7.4)**
Profit for the period	26.5	25.4	28.4	17.1	**27.8**	**21.1**
Net profit margin (%)	6.9 %	6.6 %	6.8 %	4.1 %	**6.3 %**	**5.0 %**
Earnings per share (basic and diluted in EUR)	1.23	1.17	1.29	0.75	**1.33**	**1.04**

Divisions

MM KARTON

(in millions of EUR)	1st Quarter 2009	2nd Quarter 2009	3rd Quarter 2009	4th Quarter 2009	**1st Quarter 2010**	**2nd Quarter 2010**
Sales[1]	182.7	185.2	197.7	200.4	**219.9**	**207.4**
Operating profit	11.6	14.5	14.0	11.4	**12.2**	**13.0**
Operating margin (%)	6.3 %	7.8 %	7.1 %	5.7 %	**5.5 %**	**6.3 %**
Tonnage sold (in thousands of tons)	334	365	391	391	**415**	**387**
Tonnage produced (in thousands of tons)	340	377	387	395	**404**	**381**

[1] including interdivisional sales

MM PACKAGING

(in millions of EUR)	1st Quarter 2009	2nd Quarter 2009	3rd Quarter 2009	4th Quarter 2009	**1st Quarter 2010**	**2nd Quarter 2010**
Sales[1]	236.0	227.5	247.7	240.8	**249.6**	**245.1**
Operating profit	24.1	20.0	25.9	28.4	**28.0**	**24.4**
Operating margin (%)	10.2 %	8.8 %	10.5 %	11.8 %	**11.2 %**	**10.0 %**
Tonnage processed (in thousands of tons)	163	147	161	159	**170**	**163**

[1] including interdivisional sales

Mayr-Melnhof Shares

Relative performance of MM shares 2010 (December 30, 2009 = 100)


MM
ATX
120
110
100
90
80
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.

Share price (closing price)	
as of August 10, 2010	79.19
2010 High	79.66
2010 Low	66.50
Stock performance (Year-end 2009 until August 10, 2010)	+9.99 %
Number of shares issued	20 million
Market capitalization as of August 10, 2010 (in millions of EUR)	1,582.59
Trading volume (average per day 1st HY 2010 in millions of EUR)	1.82

FINANCIAL CALENDAR 2010/2011

November 16, 2010	Results for the first three quarters of 2010
March 17, 2011	Financial results for 2010
April 27, 2011	17th Ordinary Shareholders' Meeting - Vienna
May 2, 2011	Ex-dividend day
May 9, 2011	Dividend payment date
May 12, 2011	Results for the 1st quarter of 2011
August 17, 2011	Results for the 1st half-year of 2011
November 15, 2011	Results for the first three quarters of 2011

Editorial information
Editor (publisher):
Mayr-Melnhof Karton AG
Brahmsplatz 6, A-1041 Vienna

For further information, please contact:
Stephan Sweerts-Sporck, Investor Relations
Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com